SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549



                                    FORM 11-K


                                  ANNUAL REPORT



        Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                      For the Year Ended December 31, 2003

                         Commission File Number 1-16619




              Kerr-McGee Corporation Employee Stock Ownership Plan

                            (full title of the Plan)






                             Kerr-McGee Corporation
                                Kerr-McGee Center
                          Oklahoma City, Oklahoma 73102





             (Name of the issuer of the securities held pursuant to the Plan and address of its principal executive office)

              KERR-McGEE CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                           DECEMBER 31, 2003 AND 2002



             Report of Independent Registered Public Accounting Firm


                              Financial Statements


Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2003

Notes to Financial Statements


                             Supplemental Schedules



Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Schedule H, Line 4j - Schedule of Reportable Transactions


All other schedules required by the Employee Retirement Income Security Act of 1974 and the regulations promulgated by the Department of Labor have been omitted since they are inapplicable.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Kerr-McGee Corporation Benefits Committee
Kerr-McGee Corporation Employee Stock Ownership Plan


     We have audited the accompanying statements of net assets available for benefits of Kerr-McGee Corporation Employee Stock Ownership Plan (the Plan) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2003, and reportable transactions for the year then ended, are presented for the purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.





                                                               ERNST & YOUNG LLP


Oklahoma City, Oklahoma
May 28, 2004

              KERR-McGEE CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS


                                December 31, 2003
                             (Thousands of dollars)



               ASSETS                        Unallocated    Allocated     Total
               ------                        -----------    ---------    -------

Common stock of Kerr-McGee Corporation         $ 14,663      $68,766     $83,429
                                               --------      -------     -------

         Total investments                       14,663       68,766      83,429

Dividends receivable                                142            -         142
Interfund contributions receivable (payable)       (784)         784           -
Interfund dividends receivable (payable)           (678)         678           -
                                               --------      -------     -------

         Total assets                            13,343       70,228      83,571
                                               --------      -------     -------

             LIABILITIES

Notes payable                                    38,288            -      38,288
Interest payable                                    241            -         241
                                               --------      -------     -------

         Total liabilities                       38,529            -      38,529
                                               --------      -------     -------

Net assets (liabilities) available
 for benefits                                  $(25,186)     $70,228     $45,042
                                               ========      =======     =======


The accompanying notes are an integral part of this statement.




              KERR-McGEE CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS


                                December 31, 2002
                             (Thousands of dollars)



               ASSETS                        Unallocated    Allocated     Total
               ------                        -----------    ---------    -------

Common stock of Kerr-McGee Corporation         $ 27,897      $63,076     $90,973
                                               --------      -------     -------

         Total investments                       27,897       63,076      90,973

Dividends receivable                                285            -         285
Interfund contributions receivable (payable)     (1,083)       1,083           -
Interfund dividends receivable (payable)           (651)         651           -
                                               --------      -------     -------

         Total assets                            26,448       64,810      91,258
                                               --------      -------     -------

             LIABILITIES

Notes payable                                    78,376            -      78,376
Interest payable                                    624            -         624
                                               --------      -------     -------

         Total liabilities                       79,000            -      79,000
                                               --------      -------     -------

Net assets (liabilities) available
  for benefits                                 $(52,552)     $64,810     $12,258
                                               ========      =======     =======


The accompanying notes are an integral part of this statement.

              KERR-McGEE CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                      For the Year Ended December 31, 2003
                             (Thousands of dollars)


                                             Unallocated    Allocated     Total
                                             -----------    ---------    -------

Company contributions                          $ 41,850      $     -     $41,850
Dividend income                                     773        2,690       3,463
Interest income                                       2            -           2
Appreciation of common stock                        619        3,014       3,633
                                               --------      -------     -------

         Total additions                         43,244        5,704      48,948
                                               --------      -------     -------

Interest expense                                  4,959            -       4,959
Distributions to participants                         -        6,771       6,771
Transfers to (from) other fund                   10,919      (10,919)          -
Transfer to SIP                                       -        4,434       4,434
                                               --------      -------     -------

         Total deductions                        15,878          286      16,164
                                               --------      -------     -------

              Net increase                       27,366        5,418      32,784


Net assets (liabilities) available
  for benefits -
     Beginning of year                          (52,552)      64,810      12,258
                                               --------      -------     -------

     End of year                               $(25,186)     $70,228     $45,042
                                               ========      =======     =======


The accompanying notes are an integral part of this statement.

              KERR-McGEE CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2003 AND 2002


(1)  PLAN DESCRIPTION

     The Kerr-McGee Corporation Employee Stock Ownership Plan (the Plan) was established in September 1989, and is designed to comply with the Internal Revenue Code (the Code) Section 4975(e) and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan was amended and restated effective January 1, 2001. The Plan, a leveraged employee stock ownership plan, invests only in the common stock of Kerr-McGee Corporation (the Company). The Plan covers all employees of the Company and its subsidiaries who make salary deferrals to the Kerr-McGee Savings Investment Plan (the SIP). Effective January 1, 1990, participant contributions to the SIP are matched by Company contributions to the Plan. These participant contributions are matched dollar-for-dollar by the Company, up to 6% of the participants' compensation as defined under the Plan. In addition, effective September 1, 2001, participant contributions by bargaining employees to the Kerr-McGee Pigments (Savannah) Inc., Employees Savings Plan (Savannah plan) are matched at a rate of $.50 for every dollar contributed by the participant up to 6% of the participant's compensation. Although the Plan, SIP and the Savannah plan are separate plans, matching contributions to the Plan are contingent upon participants' contributions to the SIP or Savannah plan. Participants are not permitted to make contributions under the terms of the Plan.

     Effective January 1, 2000, eligible participants in the SIP have an annual option to diversify up to 25% of their year-end Kerr-McGee stock balance in the Plan into investment options available in the SIP. This option must be exercised by March 31 of each year. The amount diversified during 2003 is shown as Transfers to SIP on the Statement of Changes in Net Assets Available for Benefits. Generally, participants who are at least age 55 with 10 years of participation in the Plan may withdraw their 25% instead of diversifying within the SIP. They have this option for the first six years after meeting the eligibility requirements.

     The Company may direct State Street Bank and Trust Company (the Trustee) to enter into acquisition loans for the purpose of acquiring Company stock for the benefit of participants. Pursuant to that authority, the Trustee and the Company entered into a Stock Purchase Agreement as of September 12, 1989. Under this agreement, the Plan purchased 2,680,965 shares of the Company's common stock at $46.625 per share on November 29, 1989, the market value on that date. To finance the purchase, the Plan incurred indebtedness to a group of institutional investors in the aggregate principal amount of $125,000,000 (see Note 4).

     Company stock acquired with the proceeds of the initial loan is held in a suspense account. The Company's matching contributions and dividends paid on the common stock held in the loan suspense account are used to repay the loan. Stock is released from the loan suspense account as the principal and interest are paid. The stock is then allocated to participants' accounts at market value as the Company matches contributions made to the SIP and Savannah plan by participants. A total of 315,397 shares of stock pledged to secure the debt remained in the suspense account at December 31, 2003.

     Dividends paid on the common stock held in participants' accounts are also used to repay the loan. Stock with a market value equal to the amount of the dividend is allocated to the participants' accounts. If the value of shares of Company stock released from the loan suspense account is not sufficient to make the required matching and dividend allocations to participants' accounts, the Company will contribute additional shares of common stock or cash which may be used to purchase shares or to make additional payments on the loan. All stock released from the loan suspense account within the year must be allocated to participants' accounts by year end. If the number of shares released is more than the required matching and dividend allocation, the excess is allocated to participants.

     Employees who are or become participants on or after January 1, 2000, are 100% vested in all Company matching contributions. A participant will receive a distribution of his vested interest in his account only upon termination of employment, retirement, death or permanent disability. No other withdrawals are permitted, except for diversification after age 55 as described above.

     Distributions to participants are paid in a single sum consisting of shares of stock or cash, at the election of the participant. Distributions are recorded at the approximate market value as of the date of distribution. Terminating participants with more than $5,000 in the Plan may defer distribution until age 70 1/2. Investments relating to these participants remain in the Trust until the terminated participant requests distribution. Participants who defer distribution continue to share in earnings and losses of the Plan.

     The Plan is administered by the Kerr-McGee Corporation Benefits Committee (the Committee), which is appointed by the Board of Directors of the Company. Accounting and administration for the Plan are provided by the Company at no cost to the Plan. In addition, all expenses of the Trust are borne by the Company. During 2003, the Company paid $70,000 of administrative and trust expenses on behalf of the Plan.

     The Company intends to continue the Plan indefinitely, but reserves the right to alter, amend, modify, revoke or terminate the Plan at any time upon the direction of the Company's Board of Directors. If the Plan is terminated for any reason, the Committee will direct that the participants' account balances be distributed as soon as practical. Any unallocated funds remaining in the Plan after all participants have received their account balances may be disposed of as directed by the Company. The Company has no continuing liability under the Plan after the final disposition of the assets of the Plan.

(2)  SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

     Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

     Investment   Risk  -  The  Plan  provides  for   investment  in  Kerr-McGee
     Corporation common stock, which is exposed to various market volatility risks. Further, due to the level of risk associated with investments in common stock, it is possible that changes in the values of the investment will occur in the near term and that such changes could materially effect the amounts reported in the statements of net assets available for benefits.

     Investment Valuations and Income Recognition - The Plan's investments are stated at fair value, with the Company stock being valued at its quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Payment  of  Benefits  -  Distributions   to  terminating  and  withdrawing
     participants are recorded when paid.

(3)  INVESTMENTS

     The Plan's investment in the Company's common stock at December 31, 2003 and 2002, was as follows:

     (Dollars in thousands)         Unallocated       Allocated          Total
                                    -----------       ---------        ---------

     2003
     ----
     Number of Shares                 315,397         1,477,339        1,792,736
     Cost                             $23,887           $68,107          $91,994
     Market                           $14,663           $68,766          $83,429

     2002
     ----
     Number of Shares                 629,723         1,425,281        2,055,004
     Cost                             $47,692           $71,679         $119,371
     Market                           $27,897           $63,076          $90,973

(4)  NOTES PAYABLE

     On November 29, 1989, the Plan borrowed $125,000,000 from a group of institutional investors for the purpose of acquiring the Company's common stock. This borrowing consisted of Series A notes in the amount of $74,000,000 and Series B notes in the amount of $51,000,000. The Company has guaranteed the Plan's indebtedness. In June 1996, the Plan issued a $24,500,000 note, which bears interest at a fixed rate of 6.85%, to the Company (the Sponsor note) and used the funds to prepay a portion of the 9.47% fixed-rate Series A notes. The remaining balance of the Series A notes was paid on July 1, 1996, as scheduled. Scheduled principal payments on the Sponsor note began in January 1997 and continued through January 2003. Principal payments on the 9.61% fixed-rate Series B notes began in July 1998 and continue through January 2005.

     Following  the merger of  Kerr-McGee  Corporation  and Oryx Energy  Company
     (Oryx), the Oryx Capital Accumulation Plan (CAP plan) was merged into the Plan and the SIP during 1999. On August 1, 1989, the CAP plan borrowed $110 million by privately placing ESOP notes with Oryx. The borrowing consisted of Series A, Series B and Series C sponsor notes with interest rates ranging from 8.35% to 8.70%. Scheduled principal payments on the Series A notes continue through July 2006. Principal payments on the Series B notes begin in August 2005 and continue through July 2008. Principal payments on the Series C notes begin in August 2008 and continue through July 2011. During 2003, prepayments of $26,977,000 were made on the Oryx notes.

     Notes payable consisted of the following at year end:

     (Thousands of dollars)                      2003             2002
                                               -------          -------

     Sponsor note                              $     -          $ 3,130
     Series B notes                              5,000           10,750
     Oryx Series A sponsor notes                 7,760           19,248
     Oryx Series B sponsor notes                 9,856           17,470
     Oryx Series C sponsor notes                15,672           27,778
                                               -------          -------
                                               $38,288          $78,376
                                               =======          =======


     Maturities of notes payable due after  December 31, 2003, are $6,739,000 in
     2004,   $5,087,000  in  2005,  $3,940,000  in  2006,  $4,263,000  in  2007,
     $4,579,000 in 2008 and $13,680,000 thereafter.


(5)  TAX STATUS

     The plan obtained its latest determination letter dated September 18, 2003, in which the Internal Revenue Service stated that the Plan is a qualified plan under provisions of Section 401(a) and is exempt from Federal Income taxes under provisions of Section 501(a) of the Code. Subsequent to this determination by the Internal Revenue Service, the Plan was amended to incorporate the final IRS regulations governing minimum required distributions under Internal Revenue Code section 401 (a) (9). Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan's operation into compliance with the Code.


(6)  CONTRIBUTIONS

     The Company's 2003 cash contributions to the Plan totaled $41,850,000. In addition, the Company declared $3,463,000 in dividends on the Company's stock held in the Plan. Of the total contributions, $10,712,000 represents the Company's matching contributions for employees' savings in the SIP and $200,000 represents the Company's matching contributions for employees' savings in the Savannah plan.


(7)  SUBSEQUENT EVENT

     On April 7, 2004, the Company and Westport Resources Corporation (Westport) announced that their Boards of Directors had unanimously approved a strategic merger. In connection with the merger, the Company expects to issue approximately 49 million shares of common stock to Westport's stockholders. The transaction is subject to approval by the stockholders of both companies, as well as customary closing conditions. If approved, the transaction is expected to be consummated in the second quarter of 2004, shortly after the companies' respective shareholders meetings, which will be held on June 25, 2004. The effect of the merger on the Plan and its net assets, including the effect on the fair value of the Company's common stock, if any, is not currently known.




              KERR-McGEE CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                   (Employer Identification Number 73-1612389)
                                (Plan Number 014)

                                DECEMBER 31, 2003
                             (Thousands of dollars)



                        (b)                                             (c)                                                (e)
           Identity of issue, borrower, lessor      Description of investment including maturity date,        (d)        Current
(a)*       or similar party                         rate of interest, collateral, par or maturity value      Cost         Value
----       -----------------------------------      ---------------------------------------------------     -------      -------

 *         Kerr-McGee Corporation                   Common stock (1,792,736 shares)                         $91,994      $83,429






 *Party-in-interest





              KERR-McGEE CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

            SCHEDULE H, LINE 4j- SCHEDULE OF REPORTABLE TRANSACTIONS

                   (Employer Identification Number 73-1612389)
                                (Plan Number 014)

                      FOR THE YEAR ENDED DECEMBER 31, 2003
                             (Thousands of dollars)


                                                                                                              (h)
                                                                                                            Current
                                                                                                             value
                                                                  (c)           (d)            (g)        of asset on       (i)
          (a)                              (b)                 Purchase       Selling        Cost of      transaction    Net gain
Identity of party involved       Description of asset            price         price          asset          date        or (loss)
--------------------------       --------------------          --------       -------        -------      -----------    ---------

Category (iii) - Series of Transactions in excess of 5% of the Plan Assets:
---------------------------------------------------------------------------

Kerr-McGee Corporation           Common Stock                   $37,347       $     -        $37,347        $37,347       $     -

Kerr-McGee Corporation           Common Stock                   $     -       $58,775        $64,724        $58,775       $(5,949)



There were no category (i), (ii) or (iv) reportable transactions during the year ended December 31, 2003.

Columns (e) and (f) are not applicable.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Kerr-McGee Corporation Benefits Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

              KERR-McGEE CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN






                                     By            (Robert M. Wohleber)
                                          --------------------------------------
                                                    Robert M. Wohleber
                                          Chairman of the Kerr-McGee Corporation
                                                    Benefits Committee




Date:  June 18, 2004